April 1, 1998


U.S. Securities and Exchange Commission
Attn: Filing Desk
450 5th Street, N.W.
Washington, DC  20549


RE: Form 17f-2 for Temporary Investment Fund, Inc.
    File No. 811-2354


Dear Gentlemen and Ladies:

Pursuant to Rule 17f-2 of the Investment Company Act of 1940, the above referenced Fund hereby files its Form N-17f-2.

We will obtain confirmation of this filing via our CompuServe account, 72741,733. If there are any questions on this filing I can be reached at
(302) 791-1170.


Very truly yours,

Theresa M. Thompson




                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.   Investment Company Act Rule Number:

     811-2354

2.   State identification Number:   SEE ATTACHED

3.   Exact name of investment company as specified in registration statement:

     Temporary Investment Fund, Inc.

4. Address of principal executive office (number, street, city, state, Zip code):

     400 Bellevue Parkway
     Wilmington, DE   19809





To the Board of Directors of Temporary Investment Fund, Inc.:

We have examined the investment accounts shown by the books and records of the Temporary Investment Fund, Inc. (consisting of Temp Cash and Temp Fund Portfolios) as of May 19, 1997. The date of our last similar examination was September 19, 1996. Our examination was performed in accordance with Rule 17f-2 of the Investment Company Act of 1940, as amended, and made without prior notice to the Fund. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on May 19, 1997, shown by the books and records audited by us, were held in book entry form by the Federal Reserve Bank or Depository Trust Company, or located at depositories or sub-custodians, or purchased but not received or out for transfer on that date, as to which we obtained confirmation from the depositories, sub-custodians, brokers or transfer agents, respectively, or performed other procedures as we considered necessary in the circumstances. No securities were in the possession of the custodian, PNC Bank, National Association on May 19, 1997.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of the Temporary Investment Fund, Inc. taken as a whole.

COOPERS & LYBRAND L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
May 29, 1997





To the Board of Directors of Temporary Investment Fund, Inc.:

We have examined the investment accounts shown by the books and records of the Temporary Investment Fund, Inc. (consisting of Temp Cash and Temp Fund Portfolios) as of July 18, 1997. The date of our last similar examination was May 19, 1997. Our examination was performed in accordance with Rule 17f-2 of the Investment Company Act of 1940, as amended, and made without prior notice to the Fund. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on July 18, 1997, shown by the books and records audited by us, were held in book entry form by the Federal Reserve Bank or Depository Trust Company, or located at depositories or sub-custodians, or purchased but not received or out for transfer on that date, as to which we obtained confirmation from the depositories, sub-custodians, brokers or transfer agents, respectively, or performed other procedures as we considered necessary in the circumstances. No securities were in the possession of the custodian, PNC Bank, National Association on July 18, 1997.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of the Temporary Investment Fund, Inc. taken as a whole.

COOPERS & LYBRAND L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
August 1, 1997





To the Board of Directors of Temporary Investment Fund, Inc.:

We have examined the investment accounts shown by the books and records of the Temporary Investment Fund, Inc. (consisting of Temp Cash and Temp
Fund Portfolios) as of August 28, 1997. The date of our last similar examination was July 18, 1997. Our examination was performed in accordance with Rule 17f-2 of the Investment Company Act of 1940, as amended, and made without prior notice to the Fund. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on August 28, 1997, shown by the books and records audited by us, were held in book entry form by the Federal Reserve Bank or Depository Trust Company, or located at depositories or sub-custodians, or purchased but not received or out for transfer on that date, as to which we obtained confirmation from the depositories, sub-custodians, brokers or transfer agents, respectively, or performed other procedures as we considered necessary in the circumstances. No securities were in the possession of the custodian, PNC Bank, National Association on August 28, 1997.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of the Temporary Investment Fund, Inc. taken as a whole.

COOPERS & LYBRAND L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
September 12, 1997





PFPC INC.                                         REV. 02/18/98
BLUE SKY DEPARTMENT

TEMPORARY INVESTMENT FUND, INC.
BLUE SKY REGISTRATION CHART
                                                 FYE:  9/30


STATE                 REGISTRATION PERIOD   REGISTRATION AMOUNT   PERMIT #

   AK
       TEMPFUND-PORT     10/28/96--10/28/98    100,000    97-00890
       TEMPCASH-PORT     11/21/96--11/21/98    100,000     97-01164

   AL
       TEMPFUND-PORT    07/14/97--07/13/98    100,000         700978
       TEMPCASH-PORT    09/20/97--09/19/98    INDEFINITE    NM149703176

   AR
       TEMPFUND-PORT    10/01/97-09/30/98    150,000      78-M0238-01
       TEMPCASH-PORT    10/01/97-09/30/98    150,000      78-M0238-02

   AZ
        TEMPFUND--$    10/01/97-09/30/98    INDEFINITE      S-0031048
       TEMPFUND--SH    10/01/97-09/30/98    INDEFINITE      S-AB09001
       TEMPCASH--$    10/01/97-09/30/98    INDEFINITE      S-0031185
       TEMPCASH--SH    11/30/97-11/30/98    INDEFINITE    S-AA09001

   CA
       TIF    10/01/97--09/30/98           INDEFINITE    5017326

   CO
       TIF    10/01/97--09/30/98           INDEFINITE    IC 91-00-602

   CT
       TEMPFUND-PORT    01/01/98--12/31/98    INDEFINITE    SI22465
       TEMPCASH-PORT    01/01/98--12/31/98    INDEFINITE    SI23915

   DC        ***** EXEMPT ****************************************

   DE
       TEMPFUND    01/06/98--01/06/99    100,000        --------
       TEMPCASH    01/06/98--01/06/99    100,000    --------

    FL
       TIF    10/07/96--10/07/97    INDEFINITE    10649

    GA
       TIF    02/23/97--04/23/98    INDEFINITE    56840678

    HI
       TEMPFUND-PORT    10/01/97--09/30/98    INDEFINITE    -----------
       TEMPCASH-PORT    10/01/97--09/30/98    INDEFINITE    -----------
       TEMPFUND--$

   IA
              11/05/97--11/05/98    INDEFINITE    I-30689
       TEMPFUND--SH    11/05/97--11/05/98    INDEFINITE    I-30690
       TEMPCASH--$    09/10/97--09/10/98    INDEFINITE    I-28436
       TEMPCASH--SH    09/10/97--09/10/98    INDEFINITE    I-17425

    ID
       TEMPFUND-PORT    10/01/97--09/30/98    INDEFINITE    11913
       TEMPCASH-PORT    10/01/97--09/30/98    INDEFINITE    19484

    IL
       TIF    10/29/97--10/29/98    INDEFINITE    9737360

    IN
       TIF    10/01/97--09/30/98    INDEFINITE    93-0702 IC

    KS
       TEMPFUND-PORT    07/01/97--07/01/98    200,000    92S0002138
       TEMPCASH-PORT    07/01/97--07/01/98    200,000    92S0002137

    KY
       TEMPFUND-PORT    10/09/97--10/09/98    INDEFINITE    M8076
       TEMPCASH-PORT    09/04/97--09/04/98    INDEFINITE    M16962

    LA
       TEMPFUND-PORT    09/29/97--09/29/98    100,000    52640
       TEMPCASH-PORT    10/15/97--10/15/98    100,000    52851

    MA
       TEMPFUND--$    10/01/97--09/30/98    INDEFINITE    95-9807
       TEMPFUND--SH    10/01/97--09/30/98    INDEFINITE    95-9818
       TEMPCASH--$    10/01/97--09/30/98    INDEFINITE    95-9808
       TEMPCASH--SH    10/01/97--09/30/98    INDEFINITE    95-9819

    MD
       TEMPFUND--$    10/01/97--09/30/98    INDEFINITE    SM921406
       TEMPFUND--SH    10/01/97--09/30/98    INDEFINITE    SM913226
       TEMPCASH--SH    10/01/97--09/30/98    INDEFINITE    SM913124
       TEMPCASH--$    10/01/97--09/30/98    INDEFINITE    SM921407

    ME
       TEMPFUND--$    12/01/97--12/01/98    INDEFINITE    MF-R98-2849
       TEMPFUND--SH    12/06/97--12/06/98    INDEFINITE    98-2848
       TEMPCASH--$    12/06/97--12/06/98    INDEFINITE    98-3155
       TEMPCASH--SH    12/06/97--12/06/98    INDEFINITE    98-3154

    MI
       TEMPFUND--$    05/23/97--05/23/98    100,000    219586
       TEMPFUND--SH    05/13/97--05/13/98    100,000    219587
       TEMPCASH--$    12/21/97--12/21/98    100,000    221962
       TEMPCASH--SH    12/21/97--12/21/98    100,000    221968

    MN
       TIF    11/30/80--09/30/98    15.1 MIL    R-12536

    MO
       TEMPFUND-PORT    10/01/97--09/30/98    INDEFINITE    203592
       TEMPCASH-PORT    10/01/97--09/30/98    INDEFINITE    Q-MT1562

    MS
       TEMPFUND--$    07/22/97--07/22/98    150,000    MF-92-07-058
       TEMPFUND--SH    07/25/97--07/25/98    10,000    MF-85-10-345
       TEMPCASH--$    04/08/97--04/08/98    150,000    MF-94-04-046
       TEMPCASH--SH    04/08/97--04/08/98    150,000    MF-94-04-047

    MT
       TEMPFUND--$    03/16/98--03/16/99    200,000    9916
       TEMPFUND--SH    03/16/98--03/16/99    200,000    32963
       TEMPCASH--SH    03/06/98--03/06/99    200,000    032962
       TEMPCASH/$    03/06/98--03/06/99    200,000    009124

    NC
       TIF    01/01/97--12/31/97    INDEFINITE    1573

    ND
       TEMPFUND--SH    03/27/97--03/27/98    100,000    4983
       TEMPFUND/$    02/01/98--02/01/99    100,000    J913
       TEMPCASH--SH    03/07/98--03/07/99    100,000    4907
       TEMPCASH--$    02/01/97--02/01/99    100,000    J912

    NE
       TEMPFUND--$    04/30/97--04/30/98    100,000    011942
       TEMPFUND--SH     03/27/97--03/27/98    100,000    010851
       TEMPCASH--$    09/04/96--09/04/97    100,000    086001
       TEMPCASH--SH    09/04/97--09/04/98    100,000    085961

    NH
       TEMPFUND--$    05/01/97--04/30/98    INDEFINITE    --------
       TEMPFUND--SH    05/01/97--04/30/98    INDEFINITE    --------
       TEMPCASH--$    05/01/97--04/30/98    INDEFINITE    --------
       TEMPCASH--SH    05/01/97--04/30/98    INDEFINITE    --------

    NM
       TEMPFUND--$    11/30/95--11/30/96    INDEFINITE    958475
       TEMPFUND--SH    11/04/96--11/04/97    INDEFINITE    969250
       TEMPCASH--$    03/08/97--03/08/98    INDEFINITE    971474
       TEMPCASH--SH    11/04/96--11/04/97    INDEFINITE    969247

    NV
       TEMPFUND-PORT    10/01/97--09/30/98    INDEFINITE    --------
       TEMPCASH-PORT     10/01/97--09/30/98    INDEFINITE    --------

   NY
       TEMPFUND-PORT    07/29/93--07/29/97    INDEFINITE    S127760
       TEMPCASH-PORT    05/13/93--05/13/97    INDEFINITE    S221202

    OH
       TEMPFUND-PROS    05/08/97--06/08/98    100,000    98742
       TEMPCASH-PROS    03/26/97--04/26/98    100,000    98245
*Includes both $ and shares; separate registration of class prospectus not required by state

   OK
       TEMPFUND-PROS    04/14/97--04/14/98    200,000    I-258596
       TEMPCASH-PROS    03/11/97--03/11/99    200,000    I-179497
*Includes both $ and shares; separate registration of prospectus not required by state

   OR
       TEMPFUND-PORT    03/08/98--03/08/99    INDEFINITE    22832M
       TEMPCASH-PORT    03/08/98--03/08/99    INDEFINITE    25842M
*Includes both $ and shares; separate registration of class prospectus not required by state


   PA
       TIF        11/29/96--11/29/97    999,999,999,999    87-08-181MF

   PR
       TEMPCASH--$    09/15/97--09/15/98    175,000    S-17540
       TEMPCASH--SH    10/29/97--10/29/98    175,000    S-17541
       TEMPFUND--$    09/15/97--09/15/98    175,000    S-17542
       TEMPFUND--SH    10/31/97--10/31/98    175,000    S-17539

   RI
       TEMPFUND-PORT    09/16/97--09/16/98    INDEFINITE    --------
       TEMPCASH-PORT    04/14/97--04/14/98    INDEFINITE    --------

   SC
       TEMPFUND-PORT    11/20/97--11/20/98    999,999,999    MF4396
       TEMPCASH-PORT    03/29/97--03/29/98    999,999,999    MF4421

   SD
       TEMPFUND-SH    10/18/97--10/18/98    INDEFINITE    11341
       TEMPFUND-$    10/18/97--10/18/98    INDEFINITE    11340
       TEMPCASH-SH    03/05/98--03/05/99    INDEFINITE    13453
       TEMPCASH-$    03/05/98--03/05/99    INDEFINITE    13452

   TN
       TEMPFUND--$    10/01/97--09/30/98    INDEFINITE    RM98-0717
       TEMPFUND--SH    10/01/97--09/30/98    INDEFINITE    RM98-0717
       TEMPCASH--$    10/01/97--09/30/98    INDEFINITE    RM97-0967
       TEMPCASH--SH    10/01/97--09/30/98    INDEFINITE    RM98-0849

   TX
       TEMPFUND--$    10/01/97--11/30/98    100,000    C-41268
       TEMPFUND--SH    10/01/97--09/30/98    97,192.99    C-24580
       TEMPCASH--$    10/01/97--09/30/98    110,000    C-40270
       TEMPCASH--SH    10/01/97--09/30/98    100,000    C-50495

   UT
       TEMPFUND-PROS    08/10/97--08/10/98    INDEFINITE    B-00010894
       TEMPCASH-PROS    03/07/97--03/07/98    INDEFINITE    A-58977-49
*Includes both $ and shares; separate registration of class prospectus not required by state

   VA
       TIF    03/23/98--03/23/99    INDEFINITE    1466

   VT
       TEMPFUND--$    12/02/97--12/02/98    400,000    11/23/92-13
       TEMPFUND--SH    09/30/97--09/30/98    400,000    5/02/80-02
       TEMPCASH--$    10/21/97--10/21/98    400,000    10/08/93-05
       TEMPCASH--SH    09/30/97--09/30/98    400,000    12/30/91-03

   WA
       TEMPFUND--SH    03/13/98--03/13/99    100,000    C-19945
       TEMPFUND--$    03/13/98--03/13/99    100,000    C-37976
       TEMPCASH-SH    03/12/98--03/12/99    100,000    C-20128
       TEMPCASH--$    03/12/98--03/12/99    100,000    C-37975

   WI
       TEMPFUND--SH    10/01/96--09/30/97    INDEFINITE    I-1187-KJE
       TEMPFUND--$    ***** EXEMPT FROM REGISTRATION ***********************
       TEMPCASH--SH    10/01/96--09/30/97    INDEFINITE    I-4050-KJS
       TEMPCASH--$    ***** EXEMPT FROM REGISTRATION ***********************

   WV
       TIF    06/30/83--99/99/99    492,546.52    BC515

   WY
       TIF    10/01/97--09/30/99    INDEFINITE    17806


CODES
--------------------------------
TIF: FUND
TEMPCASH: PORT
TEMPFUND: PORT
TEMPCASH--SH (CLASS)
TEMPCASH--$ (CLASS)
TEMPFUND--SH (CLASS)
TEMPFUND--$ (CLASS)
TEMPFUNDB:  TEMP FUND B COMMON STOCK- STATE OF WI ONLY
TEMPCASHC:  TEMP CASH C COMMON STOCK- STATE OF WI ONLY